Syneron and Shaldot Resolve Patent Litigation

YOKNEAM, ISRAEL--(Marketwire - October 09, 2007) - Syneron Medical (NASDAQ: ELOS) today announced that it reached a settlement with Shaldot Metal Works and its subsidiary QRay Ltd., resolving the 2004 lawsuit claiming that Syneron infringed an Israeli patent held by Shaldot.

The Shaldot lawsuit, originally filed on July 29, 2004, in the District Court in Haifa, sought damages and injunctive relief for infringement of Shaldot's Israeli patent. Syneron submitted a defense rejecting the claim of infringement of Shaldot's patent as well as claiming invalidity of the patent's claims. Syneron also filed a counter claim against Shaldot and QRay. In January 2007 Shaldot transferred all of its rights to the patent which was the subject of the lawsuit to a subsidiary, QRay Ltd.

Terms of the Settlement

As a result of the settlement, Syneron, Shaldot and QRay will enter into a license agreement in which Syneron and its affiliates will be granted a limited, non-exclusive, worldwide license to use the relevant QRay patents and to utilize the QRay patents to make, manufacture, use, sell, market and distribute any Syneron products. Syneron will pay Shaldot a one-time license fee of $100,000. The parties agreed to withdraw legal complaints that each had filed and to avoid future lawsuits regarding the settlement's subject matter.

In addition, Syneron will make an investment of $1.05 million in QRay, an Israeli medical device start-up developing light based products that impact cellular tissue. Syneron will receive shares of QRay, equivalent to 9% of QRay's share capital. If QRay meets certain milestones within three and a half years, Syneron will invest an additional $450,000 in QRay. The settlement agreement is subject to approval by the Boards of Directors of all parties involved.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007 and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to, the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth; competition an pricing pressure and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com